Exhibit 99.169

For Immediate Release	July 14, 2021

The Valens Company Reports Financial Results for The Second Quarter of Fiscal 2021

Valens entered the US market with the acquisition of Green Roads, securing a global leadership position in the health and wellness market

Country-wide SKU listings increased 76.0% to 132 as of the end of Q2 2021, compared to 75 in Q1 2021

Nine additional SKU listings were achieved since the end of Q2 2021, and another 40 SKU listings have been accepted by provincial distributors with first shipments expected in Q3 or Q4 2021 bringing total to 181

Estimated share of the growing extract-based market remained stable at ~5% in Alberta, British Columbia, and Ontario in Q2 2021, based on Hifyre data and not including B2B LP manufacturing

Entered into four new product categories, including flower, pre-rolls, topicals, and edibles, significantly increasing Valens’ total addressable market in Canada and beyond

Kelowna, B.C., July 14, 2021 – The Valens Company Inc. (TSX: VLNS) (OTCQX: VLNCF) (the “Company,” “The Valens Company” or “Valens”), a leading manufacturer of cannabis products, is pleased to report its second quarter financial results for the period ended May 31, 2021.

Tyler Robson, Chief Executive Officer, Co-Founder and Chair of The Valens Company, said: “We believe that our business model remained resilient despite ongoing challenges presented by the pandemic, and our strategy continued to demonstrate its effectiveness as we gained significant market penetration across the country. We are proud to share that in the second quarter alone, Valens had 132 SKUs listed in Canada – a 76% increase in comparison to 75 SKUs listed in the first quarter of 2021. This material growth in SKU listings stands in stark contrast to many of our competitors in the sector and is a testament to the innovation and quality we are bringing consumers and retailers.”

Robson continued, “Importantly, we are seeing this momentum continue into the third quarter with an additional 40 SKUs accepted by the provincial boards with shipments during the third and fourth quarters. These new listings include products from four newly entered categories during the second quarter, such as flower, pre-rolls, topicals, and edibles, with many of them already receiving high consumer acclaim. Additionally, we have enhanced our platform with increased technical capabilities and greater efficiency to develop and commercialize winning products, which we expect will drive revenue growth in the second half of fiscal 2021. We look forward to continuing to drive new product innovation in the sector, specifically in the flower, pre-roll, beverage, concentrates, and edibles categories. With our recent distribution wins into New Brunswick, Manitoba, and Yukon, we are positioned well to capitalize on these investments.”

Key Highlights

•	Gross revenue increased 16.1% in Q2 2021 to $20.5 million compared to $17.6 million in Q2 2020

•	Net revenue increased 6.5% in Q2 2021 to $18.8 million compared to $17.6 million in Q2 2020

•	Product sales increased 70.5% in Q2 2021 to $16.9 million compared to $9.9 million in Q2 2020

○	The year-over-year increase in product sales was driven by successful new product launches across multiple cannabis categories as partners expanded their portfolios in parallel with Valens’ scaled-up manufacturing capabilities

•	Product sales as a percentage of net revenue remained at ~90.0% in Q2 2021

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The Valens Company

230 Carion Rd

Kelowna, BC V4V 2K5

T. +1.778.755.0052

www.thevalenscompany.com

•	SKU listings increased by 76.0% to 132 in Q2 2021 compared to 75 in Q1 2021

○	Of these 132 SKU listings, 24.2% had their first shipments towards the end of Q2 2021, meaning Q3 2021 will be the first full quarter of contribution from these SKU listings

•	Subsequent to the end of Q2 2021, Valens obtained an additional 9 SKU listings, and another 40 SKU listings have been accepted by provincial distributors with first shipments expected in Q3 2021 or early Q4 2021

•	Estimated share of the growing extract-based market remained stable at ~5% in Alberta, British Columbia, and Ontario in Q2 2021, based on Hifyre data and not including B2B LP manufacturing

•	Estimated share of the cannabis-infused beverage category grew to 8.0% in Q2 2021 from 5.5% in Q1 2021 in Alberta, British Columbia, and Ontario, based on Hifyre data with only one customer in this category to date

○	Valens expects to bring on more partners in this category with the launch of the GTA Facility expected in the second half of fiscal 2021

•	Launched the number one selling baked good, the Verse Double Chocolate Brownie, in addition to the number one selling bath product, the nūance Soothing Eucalyptus CBD Bath Bomb, at the Ontario Cannabis Store (“OCS”) in June 2021, according to OCS sales data

•	Manufactured 57 SKUs in Q2 2021 within a carefully curated portfolio across all cannabis categories, compared to 53 SKUs in Q1 2021, with a focus on driving higher efficiencies through increased listings across provinces

•	Ended the quarter with a strong cash position of ~$23.9 million, prior to the closing of a $46 million bought deal financing on June 1, 2021

*The term “SKU listings” refers to the total number of provincial and territorial listings of products manufactured and distributed by The Valens Company

Corporate and Operational Highlights:

In the second quarter, The Valens Company continued to execute on its corporate strategy and advance its global manufacturing platform, as illustrated by the following milestones and initiatives:

•	Entered the US market with the acquisition of Green Roads for US$40 million, which closed in June. In combination with Green Roads, Valens more than triples its total addressable market and secures a global leadership position in the cannabis health and wellness vertical with one of the largest CBD brands by market share. Additionally, the acquisition strengthens Valens’ capabilities to supply global markets with an expanded product offering and increased speed to market with a US-based manufacturing and cGMP certified co-manufacturing platform.

•	Expanded Canadian distribution network to supply Manitoba, New Brunswick, and Yukon Territory with Valens-manufactured products. The Company now distributes its products in six provinces and one territory, including Alberta, British Columbia, Ontario, and Saskatchewan. Expansion of Valens’ distribution platform continues to be a top priority and the Company intends to bring its innovative product portfolio to consumers in all regions of Canada including the remaining Eastern provinces in the second half of fiscal 2021, with entry into Quebec being a top priority.

•	Launched a range of innovative products in four new categories, including edibles, topicals, flower, and pre-rolls.

Edibles: Since closing the acquisition of LYF during the second quarter, The Valens Company has formulated, manufactured, and distributed over 15 new edibles products with various partners in a wide variety of formats, including chocolate, soft chews, and baked goods. Available at select provincial retailers, chocolate offerings include milk chocolate coffee quinoa with no added sugar, toffee crunch, ice cream sandwich cookies & cream milk chocolate bites, acai berry dark chocolate, cherry milk chocolate fruit chews, chocolate truffles, and the newly-launched double chocolate brownie from Verse Cannabis – one of the first confectionery products of its kind to hit the Canadian recreational market. Additionally, soft chews are offered in a wide variety of fruit flavours, including pineapple coconut, lemonade, cherry, watermelon, blackberry acai, blue raspberry, and green apple.

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The Valens Company

230 Carion Rd

Kelowna, BC V4V 2K5

T. +1.778.755.0052

www.thevalenscompany.com

Topicals: Crafted with all-natural plant-derived essential oils and infused with 100mg of premium CBD, the nūance CBD Bath Bomb is the first Valens-manufactured topical product and currently the largest bath bomb available in the Canadian market. The bath bomb joins nūance’s brand lineup of premium wellness products and is offered in two formats, Soothing Eucalyptus and Revitalizing Grapefruit, at select provincial retailers.

Flower & Pre-Rolls: In partnership with Verse Cannabis, The Valens Company introduced a variety of flower and pre-roll products under the Verse Originals line, including BC God Bud Flower, Dreamweaver Pre-Rolls, and the Amp Pre-Roll – the first flower products sourced and manufactured by Valens to enter the Canadian market. Since they have launched, Valens has experienced strong sell-through for this line of products across its Canada-wide distribution network.

•	Strengthened Licensed Producer partnership network with the addition of two leading Canadian producers. Valens will provide extraction and custom manufacturing services for Rubicon Organics, and pre-roll manufacturing and distribution services for Citizen Stash Cannabis Corp. with the potential to expand these agreements to include additional product development and manufacturing services as the relationship strengthens.

•	Bolstered Management team and Board of Directors. Sunil Gandhi has been appointed Chief Financial Officer, bringing 25 years of corporate and operational finance experience largely in the consumer packaged goods and alcohol beverage industries, most recently at Trophy Foods as CFO and prior, at one of North America’s largest beverage companies. Adam Shea has been appointed Chief Commercial Officer, bringing over 16 years of experience in commercial strategy, sales, and marketing, with various consumer-focused organizations in the food, beverage, tobacco, and cosmetics industries, including Weston Foods, Coty Beauty, and British American Tobacco. Dr. Guy Beaudin, executive leadership advisor, and Drew Wolff, former Starbucks executive, were elected to the Company’s Board of Directors at its Annual and Special Meeting of Shareholders on May 25, 2021.

Financial Summary

•	Net revenue increased 6.5% to $18.8 million in Q2 2021 compared to $17.6 million in Q2 2020 and decreased by 6.2% compared to $20.0 million in Q1 2021

Net Revenue Breakdown (in thousands of Canadian dollars)	Three months ended May 31, 2021 $	Three months ended May 31, 2020 $
Product Sales	16,884	9,905
Toll Processing and Co-Packing	1,489	7,328
Analytical Testing	391	394
Total Net Revenue	18,764	17,627

•	Product sales revenue, including both provincial sales and B2B sales of finished goods, distillate, isolate, and other ingredients:

○	Increased 70.5% to $16.9 million in Q2 2021 over the same time last year, comprising ~90% of total net revenue, as a result of increased volume through the execution of white label product offerings and additional manufacturing agreements with branded partners

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The Valens Company

230 Carion Rd

Kelowna, BC V4V 2K5

T. +1.778.755.0052

www.thevalenscompany.com

○	Administrative delays with provincial board sourcing and listing Cannabis 2.0 and 3.0 products, in addition to store limitations and closures brought on by the pandemic, led to a decrease in provincial sales quarter-over-quarter

○	The retail store environment has since improved as a result of pandemic restrictions being eased in many regions in Canada, demonstrated by the number of listings Valens achieved toward the end of the second quarter and to date in the third quarter

•	Gross profit was $4.1 million, or 22.0% of revenue, in Q2 2021 compared to $6.3 million, or 35.8% of revenue, in Q2 2020

○	Gross margin percentage was impacted due to various factors related to pandemic restrictions across the country including provincial inventory rationalization and retail store limitations. In addition, the opportunistic launch of a larger than forecasted number of products burdened our cost structure with revenue and operating efficiencies expected to drive margin improvement in future quarters.

•	Adjusted EBITDA(1) was $(5.0) million in Q2 2021, compared to $2.7 million, or 15.3% of revenue in Q2 2020

○	The decrease in adjusted EBITDA can be attributed to the integration of LYF and increased costs related to the launch of a number of new and innovative products with predictable start-up costs and lower short-term capacity utilization. However, as the Company continues to focus on volumes, capturing market share, and increasing targeted SKU listings across the country, Valens expects to achieve revenue growth, margin expansion, and higher utilization as these products take hold in the coming quarters.

Jeff Fallows, President of The Valens Company, said: “Over the second quarter, we made significant strides building and launching our newly enhanced manufacturing and distribution platform in addition to expanding our partnership network and broadening our product offerings. These accomplishments allowed us to win a significant number of provincial SKU listings which are expected to materialize into market share gains throughout Canada over the next several quarters. Predictably, our accelerated launch of a targeted portfolio of high-volume SKUs resulted in an increase in costs which impacted our adjusted EBITDA in the quarter. However, we expect these costs to produce accelerated revenue and margin growth in the coming quarters particularly as we achieve greater utilization of our largely completed manufacturing platform.”

Fallows continued, “Our team’s successful execution of the Green Roads acquisition in June marks our entry into the rapidly accelerating US market and represents a pivotal accomplishment in our mission to lead the global cannabis health and wellness market. We continue to dedicate efforts and remain keenly focused on completing our listing on the Nasdaq which we expect to be completed in the third quarter of the 2021 calendar year, and which has been fortified by our US entry. These initiatives will be instrumental in advancing global market opportunities and will lead to Valens accomplishing its strategic and operational growth objectives which we believe will be transformational for the company, generate additional sources of sustainable revenue, and drive shareholder value. We continue to maintain a strong balance sheet as we successfully raised additional capital from our bought deal financing which closed after the quarter. This equity raise provides Valens with the capital to pursue its strategic initiatives, specifically by taking an opportunistic approach to additional accretive acquisitions and to further secure our entrance into additional Cannabis 2.0 and 3.0 product verticals. With a global platform taking shape, we believe Valens is best positioned to capitalize on large CPG players who continue to look for large-scale entry into the cannabis sector through various strategic avenues.”

The following table of financial highlights is presented in thousands of Canadian dollars, except per share, biomass extracted amounts, and number of SKUs manufactured.

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The Valens Company

230 Carion Rd

Kelowna, BC V4V 2K5

T. +1.778.755.0052

www.thevalenscompany.com

	Three months ended May 31, 2021; Q2 2021	Three months ended February 28, 2021; Q1 2021	Three months ended November 30, 2020; Q4 2020	Three months ended August 31, 2020; Q3 2020	Three months ended May 31, 2020; Q2 2020
Gross Revenue $	20,469	21,774	17,932	18,517	17,627
Net Revenue $	18,764	20,014	16,044	18,128	17,627
Gross Profit (loss) $	4,136	4,768	(5,993)	7,313	6,318
Gross Profit %	22.0%	23.8%	N/A	40.3%	35.8%
Adjusted EBITDA $(1)	(4,960)	(2,241)	(4,280)	1,440	2,699
Adjusted EBITDA %(1)	N/A	N/A	N/A	7.9%	15.3%
Net income (loss) $	(8,659)	(6,153)	(16,634)	(3,064)	(3,528)
Net income %	N/A	NA	N/A	N/A	N/A
Basic / diluted income (loss) per share $	(0.05)	(0.05)	(0.13)	(0.02)	(0.03)
Cash and short-term investments $	23,926	49,300	21,376	30,257	45,067
Biomass extracted (Kilograms)(2)	24,569	17,813	10,311	8,054	30,059
Number of SKUs manufactured	57	53	62	56	36

1.	Adjusted EBITDA is a non-GAAP measure used by management that does not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies. Management defines adjusted EBITDA as income (loss) and comprehensive income (loss) from operations, as reported, before interest, tax, depreciation, and amortization, and adjusted for removing share-based payments, realized gains and losses from short term investments and liabilities, and other non-cash items including impairment losses. Management believes this measure provides useful information as it is a commonly used measure in the capital markets to approximate operating performance on an adjusted basis as described above. See reconciliation of “Adjusted EBITDA (non-GAAP measure)” in the Company’s Management’s Discussion and Analysis for the period ended May 31, 2021, for additional information.

2.	Biomass extracted includes input from Licensed Producer partners for toll processing, in addition to the Company’s biomass inventory for 2.0 products.

The management’s discussion and analysis for the period and the accompanying financial statements and notes are available under the Company’s profile on SEDAR at www.sedar.com.

Update on Fiscal 2021 Strategic Initiatives

•	US market strategy underway with completion of Green Roads acquisition. Valens plans to invest approximately $10 million into Green Roads to strengthen the Company’s resources across various business lines, including sales and marketing. This investment is aimed to capitalize on strategic opportunities which are readily apparent as the US cannabis market continues to mature. In addition to its physical footprint in the US, Valens expects to reach a larger and broader group of investors in the US with a trading presence on the Nasdaq Capital Market, which is anticipated to take place during the third quarter of the 2021 calendar year.

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The Valens Company

230 Carion Rd

Kelowna, BC V4V 2K5

T. +1.778.755.0052

www.thevalenscompany.com

•	Manufacturing capabilities now span all cannabis categories, increasing Valens’ total addressable market and allowing Valens to drive further market share. The Company expects to launch a range of new and innovative products in H2 2021 in various formats across categories such as edibles (peanut butter cups, coconut bites), concentrates (sugar diamonds, live resin badder), beverages (rapid and still water formats), topicals (bath bombs), and more. Additionally, in H2 2021, Valens will introduce Green Roads’ award-winning CBD products to the Canadian market, offering consumers a range of best-in-class products in the health and wellness segment.

•	Distribution network continues to grow both domestically and globally. Valens-manufactured products are now available in six provinces, one territory and nationally through the Medical Cannabis by Shoppers™ platform. In addition, Valens and Green Roads’ products are currently being sold into 11 countries, with active distribution discussions across Latin America, Asia-Pacific, and Europe. Valens continues to leverage its expanded presence in North America to increase the production and distribution of products globally.

•	Partnership network strengthened with new B2B and brand house customers, demonstrated by Valens’ recent agreements with Citizen Stash Cannabis Corp and Rubicon Organics, as well as a newly-entered custom manufacturing agreement with premier cannabis brand house, Gallery Brands. The Company will manufacture both beverages and edibles for two of Gallery Brand’s flagship brands, culinary-inspired flir, and health and wellness focused Blessed.

•	Improved capital position with a recent $46 million bought deal financing which was closed subsequent to quarter-end on June 1, 2021. The Company plans to use the bulk of the net proceeds, $28 million, to pursue opportunistic acquisitions and business expansion opportunities across North America and international markets. The remaining proceeds will be used for capital expenditures, working capital, and other global general operating expenses.

Q2 2021 Conference Call Details

The Company will host a conference call on Thursday, July 15, 2021, at 11:00 am Eastern Time / 8:00 am Pacific Time to discuss the financial results and business outlook.

Participant Dial-in Numbers:

Toll-Free: 1-877-407-0792

Toll / International: 1-201-689-8263

*Participants should request The Valens Company Earnings Call or provide confirmation code 13720844.

The call will be available via webcast on the Valens investor page of the Company website at https://thevalenscompany.com/investors/. Please visit the website at least 15 minutes prior to the call to register, download, and install any necessary audio software. A replay of the call will be available on the Valens investor page approximately two hours after the conference call has ended.

Tyler Robson, Chief Executive Officer, Sunil Gandhi, Chief Financial Officer, Jeff Fallows, President, and Everett Knight, Executive Vice President of Corporate Development and Capital Markets, will be conducting a question-and- answer session following the prepared remarks.

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The Valens Company

230 Carion Rd

Kelowna, BC V4V 2K5

T. +1.778.755.0052

www.thevalenscompany.com

About The Valens Company

The Valens Company is a leading manufacturer of cannabis products with a mission to bring the benefits of cannabis to the world. The Company provides proprietary cannabis processing services, in addition to best-in-class product development, manufacturing, and commercialization of cannabis consumer packaged goods. The Valens Company’s high-quality products are formulated for the medical, health and wellness, and recreational consumer segments, and are offered across all cannabis product categories with a focus on quality and innovation. The Company also manufactures, distributes, and sells a wide range of CBD products in the United States through its wholly owned subsidiary Green Roads, and distributes medicinal cannabis products to Australia through its wholly owned subsidiary Valens Australia. In partnership with brand houses, consumer packaged goods companies and licensed cannabis producers around the globe, the Company continues to grow its diverse product portfolio in alignment with evolving cannabis consumer preferences in key markets. Through Valens Labs, the Company is setting the standard in cannabis testing and research and development with Canada’s only ISO17025 accredited analytical services lab, named The Centre of Excellence in Plant-Based Science by partner and scientific world leader Thermo Fisher Scientific. Discover more on The Valens Company at http://www.thevalenscompany.com.

For further information, please contact:

Jeff Fallows

The Valens Company

Investor Relations

ir@thevalenscompany.com

1 647.956.8254

KCSA Strategic Communications

Phil Carlson / Elizabeth Barker

VLNS@kcsa.com

1 212.896.1233 / 1 212.896.1203

Media

KCSA Strategic Communications

Anne Donohoe

adonohoe@kcsa.com

1 212.896.1265

Notice regarding Forward Looking Statements

All information included in this press release, including any information as to the future financial or operating performance and other statements of The Valens Company that express management’s expectations or estimates of future performance, other than statements of historical fact, constitute forward-looking information or forward-looking statements within the meaning of applicable securities laws and are based on expectations, estimates and projections as of the date hereof. Forward-looking statements are included for the purpose of providing information about management’s current expectations and plans relating to the future. Wherever possible, words such as “plans”, “expects”, “scheduled”, “trends”, “forecasts”, “future”, “indications”, “potential”, “estimates”, “predicts”, “anticipate”, “to establish”, “believe”, “intend”, “ability to”, or statements that certain actions, events or results “may”, “should”, “could”, “would”, “might”, “will”, or are “likely” to be taken, occur or be achieved, or the negative of these words or other variations thereof, have been used to identify such forward-looking information. Specific forward-looking statements include, without limitation, all disclosure regarding future results of operations, future outcomes of transactions, economic conditions, and anticipated courses of action. Investors and other parties are advised that there is not necessarily any correlation between the number of SKUs manufactured and shipped and revenue and profit, and undue reliance should not be placed on such information.

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The Valens Company

230 Carion Rd

Kelowna, BC V4V 2K5

T. +1.778.755.0052

www.thevalenscompany.com

The risks and uncertainties that may affect forward-looking statements include, among others, Canadian regulatory risk, Australian regulatory risk, U.S. regulatory risk, U.S. border crossing and travel bans, the uncertainties, effects of and responses to the COVID-19 pandemic, reliance on licenses, expansion of facilities, competition, dependence on supply of cannabis and reliance on other key inputs, dependence on senior management and key personnel, general business risk and liability, regulation of the cannabis industry, change in laws, regulations and guidelines, compliance with laws, limited operating history, vulnerability to rising energy costs, unfavourable publicity or consumer perception, product liability, risks related to intellectual property, product recalls, difficulties with forecasts, management of growth and litigation, many of which are beyond the control of The Valens Company. For a more comprehensive discussion of the risks faced by The Valens Company, and which may cause the actual financial results, performance or achievements of The Valens Company to be materially different from estimated future results, performance or achievements expressed or implied by forward-looking information or forward-looking statements, please refer to The Valens Company’s latest Annual Information Form filed with Canadian securities regulatory authorities at www.sedar.com or on The Valens Company’s website at www.thevalenscompany.com. The risks described in such Annual Information Form are hereby incorporated by reference herein. Although the forward-looking statements contained herein reflect management’s current beliefs and reasonable assumptions based upon information available to management as of the date hereof, The Valens Company cannot be certain that actual results will be consistent with such forward-looking information. The Valens Company cautions you not to place undue reliance upon any such forward-looking statements. The Valens Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law. Nothing herein should be construed as either an offer to sell or a solicitation to buy or sell securities of The Valens Company.

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The Valens Company

230 Carion Rd

Kelowna, BC V4V 2K5

T. +1.778.755.0052

www.thevalenscompany.com